Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

August 25, 2023

Re:	RYSE Inc.
Post-Qualification Amendment to Offering Statement on Form 1-A
File No. 024-11879

Ladies and Gentlemen:

On behalf of RYSE Inc., I hereby request qualification of the above-referenced offering statement at 12:00 P.M., Eastern Time, on Thursday, August 31, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Trung Pham

Trung Pham

Chief Executive Officer

RYSE Inc.

Cc:	Jeanne Campanelli
CrowdCheck Law LLP